LOPRESTI
LAW GROUP

45 Broadway, Suite 610
New York, New York 10006
(212) 732-4029
(646) 607-1998 (fax)

June 25, 2014

VIA: CERTIFIED MAIL & EDGAR Submission

Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Natcore Technology, Inc. (the “Registrant”)
CIK No. 0001464623
Amendment No. 2 to Confidential Draft Registration Statement on Form F-l
Submitted March 13, 2014

Dear Mr. Jones and Ms. Ravitz:

          On April 4, 2014, this Firm, on behalf of the Registrant, received your comment letter detailing a request for further information or revisions to the Draft Registration Statement on Form F-1 submitted on March 13, 2014.

          The requested information or responses have been submitted as a response to each requested item in the document that follows or were applied as amendments to the Amended Draft Registration Statement submitted via the EDGAR system with reference made to applicable sections thereof where necessary.

Calculation of Registration Fee Table

1.

We note your response to prior comment 1. The second footnote to the table is unclear. Is the fee based on Rule 457 under the Securities Act? If so, then you should simply state what the fee is based on.

	•	Please see revised submission.

Prospectus Cover

2.

We note that you included a chart in the prospectus cover in response to prior comment 2. Please limit the cover to information required by Item 501(b) of Regulation S-K and other information that is key to an investment decision. Please relocate the chart and footnotes to the chart to an appropriate section in your prospectus. Please note that the disclosure required by Item 9.D of Form 20-F should not appear before the Risk Factors section.

	•	Please see revised submission.

3.

Please expand the disclosure in the relocated section regarding the disclosure required by Item 9.D to identify the individuals who have or share control over the voting or investment decisions of the shares held by the entities identified in the selling stockholder table.

	•	Please see revised submission.

4.

It is unclear from the disclosure in Note 1 on page 4 as to whether you are registering for resale shares on behalf of the shareholders identified on pages 3 and 4. If you are instead registering for resale shares on behalf of these shareholders who subsequently sold their shares to unknown investors, please tell us why you plan to file a registration statement to register for resale such shares.

	•	Please see revised submission.

5.

We note that in response to prior comment 3 you included another chart in the prospectus cover. Please instead expand the disclosure in the prospectus cover to discuss the exercise price of the warrants and when the warrants expire and remove the chart from the prospectus cover.

	•	Please see revised submission.

6.

It appears that you included footnote 3 on page 5 of the prospectus cover in response to prior comment 4. However, there is no established market for your shares. Therefore, please remove footnote 3 and the last paragraph on page 4 and instead disclose in the prospectus cover and elsewhere in your filing, such as the Plan of Distribution section, the fixed price at which the selling shareholders will offer their shares until such time as the shares are quoted on the OTCQB or the OTCQX or national exchange as we requested in comment 4.

	•	Please see revised submission

7.

It appears that you included footnote 2 on page 5 of the prospectus cover in response to prior comment 5. Please remove the footnote and instead expand the appropriate section to provide the disclosure required by Item 9.A.2 of Form 20-F as we requested in comment 5.

	•	Please see revised submission

Prospectus Summary, page 7

8.

Please ensure that the disclosure throughout your filing is consistent. For example, we note that you now disclose on page 7 that you currently have 16 granted patents and 21 pending patents; however, you disclose on page 41 that you currently have 15 granted patents and 18 patents pending as you disclosed in your prior amendment. As another example, we note your new disclosure on page 9 about the ten companies that account for 40% of global silicon cell production; however, you still disclose on page 42 that five different companies account for nearly 50% of such production.

	•	Please see revised submission.

9.

It appears that you included footnotes throughout your prospectus in response to prior comment 8. Please minimize the use of footnotes. Instead, please provide us copies of the sources of all third-party data included in the document as we requested in comment. Clearly mark the material you provide to identify the data you cite in your document, and tell us whether you commissioned any of the data disclosed in your document. Also, we note that sources cited in the footnotes vary from 1978 to 2013. Please tell us how you determined whether you are relying upon the most up to date information.

	•	Please see exhibit index found in Item 8 and corresponding exhibits thereto.

10.

We note your response to prior comment 15. Please provide us with a copy of the study mentioned in footnote 5 on page 8 and clearly mark the material you provide to identify the data you cite in your document.

	•	Please refer to Exhibit 18 in Item 8 and corresponding exhibit.

11.

We note your response to prior comment 16. It appears that you continue to repeat much of the detail in your prospectus summary later in your prospectus. Please review your prospectus summary to ensure that you have included only disclosure that is appropriate for a prospectus summary and not detail that overwhelms disclosure regarding the most significant aspects of the offering.

	•	Please see revised submission.

Competitive Landscape, page 9

12.	We note your responses to prior comments 12 and 13. Please revise your disclosure so that it may be understood by an investor who may not be an expert in your industry.
	•	Please see revised submission.

13.	Please tell us with specificity where you revised the disclosure in response to comment 14.
	•	Consistent timelines have been updated throughout the document, specifically on pages 8, 9, 43, 44, 45, 46 and 48.

Strategies, page 11

14.

We note your response to prior comment 11. Please expand the disclosure in the last paragraph on page 11 to highlight that you are a development stage company and that you have received a going concern opinion from your auditor.

	•	Please see revised submission.

Risk Factors, page 15

15.

We note your statement in response to prior comment 25. However, it appears that you did not include in your prospectus the risk factor regarding an emerging growth company that appeared on pages 16 and 17 of your prior submission. Therefore, please expand the disclosure in this section to include the risk factor regarding an emerging growth company. Also, as we requested in comment 25, disclose whether you choose to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards. Please note that if you choose to opt out of the extended transition period, your decision will be irrevocable.

	•	Please see revised submission

16.

Your response to prior comment 26 is unclear. As we requested in comment 26, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

•

The Company has not entered into any “testing the waters” activities and has not communicated with any potential investors in reliance on Section 5(d) of the Securities Act. To our knowledge, there have been no research reports about the Company published or distributed in reliance on Section 2(a)(3) of the Securities Act.

17.	Please remove the paragraph in all capital letters on page 19. You should be discussing all relevant risks to investors in the “Risk Factors” section.
	•	Please see revised submission.

The company’s auditors have expressed substantial concern, page 15

18.	We note your response to prior comment 20. Please revise the disclosure in this risk factor to address the reasons for and the practical effects of the going concern language.
	•	Please see revised submission.

Selected Financial Data, page 24

19.

We note your disclosures that Natcore derived the summary consolidated statements of comprehensive income data for the year ended December 31, 2010 from Natcore’s audited consolidated financial statements included elsewhere in the prospectus. However, we note that your selected financial data does not include data for the year ended December 31, 2010. Please advise or revise.

	•	Please see revised submission.

20.

We do not see where you addressed our prior comment 29. As previously requested, please tell us why you are using different forms of classification for your financial information as compared to your financial statements on pages F- 3, F-4 and F-31.

	•	Please see revised submission.

21.

We note the revisions made in response to prior comment 30. However, the line item description presented does not reconcile to the consolidated financial statements on pages F-3 and F-31. Please revise to classify it as “Net foreign exchange (gain)/loss” rather than “Net foreign exchange gain/(loss).”

	•	Please see revised submission.

22.	We note the revisions made in response to prior comment 32. However, there does not appear to be a description provided for footnote (1) on pages 24 and 25. Please revise.
	•	Please see revised submission.

23.

We note your response to prior comment 33. However, we do not see where you have provided all the disclosures required by Item 10.e. for the non-GAAP measure “working capital excluded DL.” Please revise to include all the disclosures required by Item 10.e. of Regulation S-K including:

	•	a reconciliation with the most directly comparable financial measure calculated and presented in accordance with GAAP;
•

a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and

	•	to the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure.
	•	Please see revised submission.

Overview, page 27

24.

We note your response to prior comment 34. Please continue to update your disclosure in this section and throughout your prospectus. For example, we note the statement in the first paragraph of this section that “This discussion has been prepared by Management as of November 29, 2013” and your disclosure on page 48 of the number of your employees as of July 31, 2013. As another example, we note that you continue to include disclosure in the fifth and sixth paragraphs on page 30 about your announcement in August 2013 that you had arranged a $3.1 million private placement and that completion of the placement is subject to the approval of the TSX Venture Exchange. If the placement has occurred and you have received the approval, please update the disclosure accordingly.

	•	Please see revised submission.

Selling and Marketing Expenses, page 30

25.	Please explain the disclosure in this section to briefly explain why marketing expenses increased.
	•	Please see revised submission.

General and Administrative Expenses, page 30

26.	Please expand the disclosure in this section to briefly explain why travel expenses decreased.
	•	Please see revised submission.

Cash Flows, page 38

27.	Please update the disclosure in this section regarding liabilities as of June 30, 2013.
	•	Please see revised submission.

Commitments, page 39

28.

We note the disclosure added under “Depiction of Contractual Obligations” on page 40 in response to prior comment 39. However, the content provided does not appear to satisfy the conditions of Item 5.F of Form 20-F in identifying your contractual obligations nor is it presented in the tabular format required. Please revise your filing to comply with this guidance.

	•	Please see the revised submission.

29.

Please expand the disclosure in the third paragraph on page 39 regarding the license agreement to identify the university, disclose the number of your shares issued to the university, milestones, duration of the agreement and briefly discuss the “certain United States patent.” In this regard, we note sections 3.1 and 3.2 and exhibit B of the license agreement filed as exhibit 2.

	•	Please see revised submission.

30.

Regarding your disclosure on page 39 about the sponsored research agreement, please identify the university, disclose when you and the university agreed to extend the term and funding and the new term of the agreement. Also, please ensure that you have filed the amendments to your sponsored research agreement. In this regard, we note that the only amendment to the agreement that you filed is the third amendment to the agreement in which the period of performance was extended through November 30, 2012.

	•	Please see revised submission and corresponding Exhibits 2-5.

31.

Regarding your disclosure in the penultimate paragraph on page 39 about the June 30, 2013 lease agreement and base rent of $22,000 per year, please ensure that you have filed the amendments to your lease agreement. In this regard, we note that the only amendment to the lease agreement that you filed is an amendment to the agreement dated March 1, 2013 in which the base rent appears to be $103,956 per section 4 of the exhibit.

	•	Please see revised submission.

32.

Please expand the disclosure in the last paragraph on page 39 about the patent license agreement to disclose the material terms of the agreement, such as the identity of the other party to the agreement, the duration of the agreement and briefly discuss the “certain licensed patents” mentioned in the last paragraph. Also, please ensure that you have disclosed the material terms of the amendments to the license agreement. In this regard, we note that you filed the second amendment to the license agreement as exhibit 10; however, you do not mention on page 39 the amendment or the market milestones mentioned in that amendment.

	•	Please see revised submission and corresponding Exhibits 8-11.

33.

Please expand the disclosure in this section or another appropriate section to disclose the material terms of the cooperative research and development agreement that you filed as exhibit 11. For example, we note that your estimated contribution is $100,000 per Article III.B of the agreement.

	•	Please see revised submission.

Competitive Landscape, page 42

34.

We note your response to prior comment 18. Even though you eliminated disclosure from your prospectus summary that appeared to be marketing, you continue to include such disclosure elsewhere in your prospectus. For example, we note the disclosure that appeared in your prospectus summary you still include on page 42, such as your references to an “extremely attractive value proposition” and a “potentially huge market.” Please continue to eliminate disclosure that appears to be marketing.

	•	Please see revised submission.

Competitive Strengths, page 43

35.

Please ensure that you have updated your disclosure on page 43 regarding the four processes that could be ready for pilot line in five months, nine months, nine months and eighteen months. In this regard, we note that these timeframes are identical to the timeframes for these four processes mentioned on pages 39 and 40 of your filing submitted on October 16, 2013. If you have encountered material difficulties in connection with these processes, describe the reasons for the difficulties and whether such difficulties have been resolved.

	•	Please see revised submission.

36.

Please tell us why you believe you have a reasonable basis to make the claim in the first paragraph on page 44 that the technology “could lead to efficiency gains near 50% relative to conventional cells” if you have not manufactured and sold your product.

	•	Please see revised submission.

Strategies, page 44

37.

It appears that you included footnotes 16 and 17 on pages 44 and 45 in response to prior comment 19. However, such footnotes do not explain why you believe that you have a reasonable basis to make the claims in this section about profit margin, market share and profits. Therefore, please tell us with specificity why you believe that you have a reasonable basis to make such claims if you have not manufactured and sold your product.

	•	Please see revised submission.

Interests of Directors. Executive Officers. Promoters and Principal Holders, page 50

38.

We note your response to prior comment 44 regarding the referral of the reader of the prospectus to SEDAR for “[f]urther information about the directors and executive officers of the Company” and to SEDI for “[c]urrent information regarding the securities of the Company held by directors, executive officers and principal holders[.]” All information required by the Form F-l should be supplied in the Prospectus, not by reference to Canadian systems. Furthermore, the references to SEDAR and SEDI could be confusing. Please remove them.

	•	Please see revised submission.

Compensation, page 52

39.

Please update the disclosure in the sections entitled “Statement of Executive Compensation” and “Compensation to Directors” to include summaries of the compensation paid to named executive officers and directors for the fiscal year ended December 31, 2013.

	•	Please see revised submission.

Compensation Discussion and Analysis, page 52

40.

You should be relying here on the Form F-1 and Form 20-F for disclosure guidance, not on a non-U.S. form such as the Form 51-102F6. Please see also the references on page 61 to “National Instrument 52-110,” where you should be discussing U.S. law instead. Please review the appropriate U.S. references for these sections and make whatever revisions are necessary to your entire prospectus.

	•	Please see revised submission.

Transactions with Related Parties, page 65

41.	We note your response to prior comment 48. To avoid confusion, use the surname of each person you identify in your discussion.
	•	Please see revised submission.

42.

We note your response to prior comment 49. However, you continue to provide disclosure as of the first quarter of 2013 on page 65 and disclosure as of December 31, 2012 on page 66. Therefore, please ensure that the disclosure you provide in this section is up to the date of document. See Item 7.B of Form 20-F. Please revise accordingly.

	•	Please see revised submission.

Where you can find additional information, page 73

43.	Please insert the correct address for the Commission in the first and second line of this section.
	•	Please see revised submission.

Consolidated Financial Statements, page F-l

Condensed Consolidated Statements of Cash Flows, page F-7

44.

We note your response to prior comment 55. Additionally, we note the amount recorded for the fair value adjustment on warrants for the nine months ended September 30, 2013. Please reconcile this amount to the line item “fair value adjustment on warrants” reflected on the statement of comprehensive loss (page F- 3) for the same period.

	•	Please see revised submission.

Notes to the financial statements, page F-34

Note 4. Cash and cash equivalents, page F-41

45.	We note your response to prior comment 58. Please expand your disclosures to describe what “guaranteed investment certificates” are and how they satisfy the criteria for cash equivalents.
	•	Please see revised submission.

Note 5. Receivables, page F-41

46.	We note your response to prior comment 59. Please provide disclosure describing what an HST receivable is and how it is realized.
	•	Please see revised submission.

Note 10. Share capital, page F-44

Stock options, page F-46

47.

We note your response to prior comment 60. Please revise to explain how you determined the assumptions utilized in the Black-Scholes stock option pricing model including volatility, risk-free interest rate and expected life, etc. Refer to the guidance in paragraph 47(a) of IFRS 2.

	•	Please see revised submission.

Note 12. Financial risk and capital management, page F-49

Fair value, page F-50

48.	We note your response to prior comment 61. Please tell us how you determined that the derivative financial liability is Level 2 in accordance with IFRS 13.
	•	Please see revised submissin.

Note 14. Commitments, page F-51

China Joint Venture, page F-52

49.	We note your response to prior comment 62 and the revisions you made on pages 39 and F-26. Please revise to provide similar disclosures here.
	•	Please see revised submission.

Note 17. Restatement, page F-54

50.

We note the explanatory paragraph added to the audit report in response to prior comment 63 to comply with AU Section 508.18A. However, there was no explanation given on why the financial statements are not labeled as restated. Please revise or advise.

	•	Please see revised submission.

Recent Sales of Unregistered Securities, page II-1

51.

We note your response to prior comment 64. However, the revision in the third paragraph on page II-1 does not provide the disclosure requested in comment 64. Therefore, please expand your disclosure in the case of each issuance to briefly indicate the facts relied upon in claiming the exemption from registration used, such as the number or identity of purchasers.

	•	Please see revised submission.

Exhibits, page II-4

52.

We note your response to prior comment 65. Please revise the exhibit index so that each material agreement that you file is separately described and numbered in your exhibit index. In this regard, we note that you do not refer in the exhibit index to any of the agreements that you filed as exhibits in response to comment 65. Also, please note that the agreements that you filed in response to comment 65 were filed pursuant to Item 601(b)(10) of Regulation S-K. Instead of filing the agreements as exhibits 1 through 13, please file the agreements as exhibits 10.1 through exhibit 10.13.

	•	Please see revised exhibit index in Item 8.

          Thank you for your time and attention in reviewing the responses above and the submitted amended draft registration statement.

Very truly yours,

LOPRESTI LAW GROUP, PC
By:
Marc X. LoPresti, Esq.